Exhibit 21

List of Subsidiaries of First Defiance Financial Corp.

Name	Jurisdiction of Incorporation
First Federal Bank of the Midwest	OH
First Insurance Group of the Midwest	OH
First Defiance Risk Management, Inc.	NV
HSB Capital, LLC	OH
HSB Insurance, Inc.	DE